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13012820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 2 8 2013

Washington DC

SEC FILE NUMBER
8- 53367

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/12_____ AND ENDING _____12/31/12_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bull & Bear Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6817 Southpoint Parkway, Suite 1003
                                (No. and Street)

Jacksonville,   Florida   32216
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew B. Bishop, President   904-363-3322
                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
                          (Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200,   Winter Park,   Florida   32789
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ❑ Public Accountant
- ❑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)
                    **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

DD
3/5/13

OATH OR AFFIRMATION

I, _____Matthew B. Bishop_____, swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Bull & Bear Brokerage Services, Inc._____,

as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner,

proprietor, principal officer of director, has any proprietary interest in any account classified solely as that of a customer,

except as follows:

None_____

_____

_____

_____ _____
Signature

President _____
Title

This report** contains (check all applicable boxes):

X   (a) Facing page.

X   (b) Statement of Financial Condition.

X   (c) Statement of Income (Loss).

X   (d) Statement of Changes in Financial Condition.

X   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

X   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

X   (g) Computation of Net Capital.

X   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

X   (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.

X   (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the

Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

❑   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of

consolidation.

X   (l) An Oath or Affirmation.

X   (m) A copy of the SIPC Supplemental Report.

X   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Bull & Bear Brokerage Services, LLC

December 31, 2012



Financial Statements

Bull & Bear Brokerage Services, LLC

December 31, 2012


CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

<u>Independent Auditor's Report</u>

Member
Bull & Bear Brokerage Services, LLC
Jacksonville, Florida

Report on Financial Statements
We have audited the accompanying statement of financial condition of Bull & Bear Brokerage Services, LLC (the "Company"), as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bull & Bear Brokerage Services, LLC, as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital and computation of aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information referred to above has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Carr Riggs & Ingram LLC

Orlando, Florida
February 25, 2013

BULL & BEAR BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$	13,163
Accounts and commission receivable		23,722
Other assets		572
	$	37,457

LIABILITIES AND MEMBER'S EQUITY

Accounts and commission payable	$	11,119
Member's equity		26,338
	$	37,457

BULL & BEAR BROKERAGE SERVICES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commission income	$ 233,317
Expenses:	
Commission	18,900
General and administrative	42,012
	60,912
Net income	$ 172,405

BULL & BEAR BROKERAGE SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$	25,933
Distributions		(172,000)
Net income for the year		172,405
Balance, December 31, 2012	$	26,338

BULL & BEAR BROKERAGE SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Net income	$ 172,405
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in accounts and commission receivable	(7,907)
Decrease in accounts and commission payable	(935)
Total adjustments	(8,842)
Net cash provided by operating activities	163,563
Cash flows from financing activities:	
Distributions and net cash used by financing activities	(172,000)
Net decrease in cash	(8,437)
Balance, beginning of year	21,600
Balance, end of year	$ 13,163

BULL & BEAR BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

1. Nature of operations and summary of significant accounting policies:

Nature of operations:
Bull & Bear Brokerage Services, LLC (the "Company") was incorporated February 19, 2001 and began operations for the purpose of conducting business as a broker/dealer in securities. In April 2008, the Company converted from a Florida corporation to a Florida limited liability company. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue and expense recognition:
The revenue of the Company is derived primarily from commissions earned on the sale of mutual funds, variable annuities, and life insurance products. Commission income is recorded on the date of the transaction leading to the commission.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

Income taxes:
The Company and its sole member have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the member. Because of this election, federal income taxes have not been provided for in the 2012 financial statements.

Advertising costs:
Costs for advertising are expensed as incurred. Advertising expense was $208 for the year ended December 31, 2012 and is included in general and administrative expenses on the accompanying statement of operations.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Uncertain tax positions:
The Company implements the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") No. 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities.

1. Nature of operations and summary of significant accounting policies - continued:

   Uncertain tax positions – continued:

   As of December 31, 2012, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The tax years that remain subject to examination are the periods beginning on January 1, 2009 for all major tax jurisdictions.

2. Net capital requirements:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

   At December 31, 2012, the Company had excess net capital of $20,766 and a net capital ratio of 0.43 to 1.

3. Liabilities subordinated to the claims of creditors:

   None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2012.

4. Contingency:

   During 2012, the Company incurred legal costs to defend itself in a suit brought by a former customer. The estate of the customer, who the Company had sold a $1 million term life insurance policy, claims an independent fiduciary duty is owed to the customer to notify him of the lapse of his policy despite receiving notification directly from the insurance company. The customer had moved to New York and stopped paying policy premiums causing the policy to lapse. The customer never notified the Company nor the insurance company regarding his relocation. The insurance company did locate the customer and mailed a notice to the customer about the lapse of his policy for failure to pay his premiums. The estate of the customer is arguing that the Company had an independent fiduciary duty to locate the customer at his new residence and notify him that the policy had lapsed. Management believes that the case is without merit. Further, the Company has an errors and omissions insurance policy with a $1 million limit; therefore, the Company does not believe that a liability needs to be accrued in relation to this matter.

5. Supplemental disclosures of cash flow information:

   Cash was paid during the year for:

   Interest $ -

   Income taxes $ -

6. Subsequent events:

   Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

BULL & BEAR BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Net capital		
Total member's equity	$	26,338
Deductions:		
Non-allowable assets:		
Other assets		(572)
Net capital	$	25,766
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)		
Net capital, as reported in Company's Part II FOCUS report	$	25,766

BULL & BEAR BROKERAGE SERVICES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Aggregate indebtedness:
Accounts and commission payable $ 11,119

Ratio of aggregate indebtedness to net capital   .43 to 1



Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Member
Bull & Bear Brokerage Services, LLC
Jacksonville, Florida

In planning and performing our audit of the financial statements of Bull & Bear Brokerage Services, LLC, (the "Company") for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Camp Riggs & Ingram LLC

Orlando, Florida
February 25, 2013



CRI CARR RIGGS & INGRAM

CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Accountant's Report On Applying
Agreed-upon Procedures Required by SEC Rule 17a-5(e)(4)

Member
Bull & Bear Brokerage Services, LLC
Jacksonville, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Bull & Bear Brokerage Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Bull & Bear Brokerage Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bull & Bear Brokerage Services, LLC's management is responsible for Bull & Bear Brokerage Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in the Form SIPC-7 with respective cash disbursements records entries on the general ledger. There were no assessment payments noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2012 noting that the total revenue per the Form X-17A-5 was $65 lower than the amount reported on Form SIPC-7. This difference has no effect on the calculation of the general assessment on Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There was no overpayment noted.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr Riggs & Ingram LLC

Orlando, Florida
February 25, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 053367   FINRA   DEC
> BULL & BEAR BROKERAGE SERVICES INC   15*15
> 6817 SOUTHPOINT PKWY STE 1003
> JACKSONVILLE FL 32216-6294

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Matthew Bishop (904) 363-3322 ext. 303

2. A. General Assessment (item 2e from page 2) $ _____ 0

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____ 0)

   _____
   Date Paid

   C. Less prior overpayment applied   (_____ 0)

   D. Assessment balance due or (overpayment)   _____ 0

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____ 0

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 0

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _____ 0

   H. Overpayment carried forward $(_____ 0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bull & Bear Brokerage Services
(Name of Corporation, Partnership or other organization)

Matt B. Bip
(Authorized Signature)

Dated the **4th** day of **February**, 20 **13**.

Managing Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _233,317_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _0_

(2) Net loss from principal transactions in securities in trading accounts. _0_

(3) Net loss from principal transactions in commodities in trading accounts. _0_

(4) Interest and dividend expense deducted in determining item 2a. _0_

(5) Net loss from management of or participation in the underwriting or distribution of securities. _0_

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _0_

(7) Net loss from securities in investment accounts. _0_

Total additions _0_

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _233,317_

(2) Revenues from commodity transactions. _0_

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _0_

(4) Reimbursements for postage in connection with proxy solicitation. _0_

(5) Net gain from securities in investment accounts. _0_

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _0_

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _0_

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C): _0_

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _0_

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _0_

Enter the greater of line (i) or (ii) _0_

Total deductions _233,317_

2d. SIPC Net Operating Revenues $ _0_

2e. General Assessment @ .0025 $ _0_

(to page 1, line 2.A.)

2